                                                 August 29, 2006

BY EDGAR AND FACSIMILE (202-772-9210)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Elaine Wolff

  Re:
  Tailwind Financial Inc.
  Response to Comment Letter dated August 11, 2006
  Regarding Registration Statement on Form S-1
  Filed July 14, 2006
  File No. 333-135790

Ladies and Gentlemen:

        On behalf of Tailwind Financial Inc. ("Tailwind" or the "Company"), we are submitting this letter in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated August 11, 2006 (the "Comment Letter") to Mr. Andrew A. McKay, the Chief Executive Officer of the Company. The Comment Letter relates to the Company's Registration Statement on Form S-1, File No. 333-135790 (the "Registration Statement"), which was filed with the Commission on July 14, 2006. Filed herewith via EDGAR is Amendment No. 1 to the Registration Statement ("Amendment No. 1").

        The responses and supplementary information set forth below have been organized in the same manner in which the Staff's comments were organized and all page references in the Company's responses are to Amendment No. 1. A copy of this letter and its attachments are being delivered under separate cover to Amanda McManus of the Staff.

General

Comment

1.
In various places you provide statistical data about your proposed industry without citing any sources, while in other places you do cite supporting third party sources for your disclosure. See, for example, the second, third and fourth paragraphs on page 50. Please provide sources for all statistical data included in your disclosure. In addition, please provide us with copies of all supporting materials cited in your registration statement. Please highlight or otherwise indicate the portions of those materials that support your disclosure. Finally, tell us whether each of these reports or sources was publicly available or whether it was commissioned by you, if such sources are not publicly available, please revise to file appropriate consents as required by Rule 436 of Regulation C.

Response

  The Company has revised Amendment No. 1 to provide third party sources for statistical data, including on pages 53 and 54 of Amendment No. 1 in response to the Staff's comment and, as requested by the Staff, has supplementally included a copy of such supporting materials with this letter, all of which are publicly available, with the appropriate sections highlighted.

Comment

2.
We note that your offering includes a proposed sale of 625,000 units to Parkwood Holdings Ltd. In light of your disclosure referencing the other 12.5 million units as the "public portion" of this offering, the disclosure in the fifth bullet point on page 1 that Parkwood "intends to" acquire the 625,000 units, and the already established offering price for such 625,000 units, please tell us why you do not believe that the offering to Parkwood has already commenced and should be completed as a private placement, rather than included in this registration statement.

Response

  We supplementally advise the Staff that as to the Staff's comment regarding the structure of the sale of 625,000 units to Parkwood, the Company has determined not to sell such units to Parkwood.

Comment

3.
In regard to the "private placement" of 2,000,000 warrants with TFC Holdings Ltd., please discuss how you determined that the value of the warrant was $1.00 and whether or not you intend to account for a portion of the value of these warrants as compensatory to Messrs. Penteliuk, McMillan and McKay. Specifically, tell us what consideration you gave to EITF 96-18. In addition, please disclose the exercise price of the warrants. Similarly, please tell us why you have not identified a portion of the value of the shares sold to TFC Holdings for $.01 per share as compensation to Messrs. Penteliuk, McMillan and McKay. Please also tell us how you determined the fair value of these shares in accordance with the AICPA Practice Aid: Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Response

  The Staff is supplementally advised that the $1.00 price per warrant for the 4,000,000 warrants to be sold to Parkwood Holdings Ltd. in a private placement prior to consummation of this offering was based on an evaluation of similarly structured blank check companies which have, in the last twelve months, completed an initial public offering at a price per unit equal to the Company's proposed offering price of $8.00 and whose warrants had begun trading separately from the common stock. Based on this evaluation, it was determined that the average value of the warrants in these transactions, based on the separate trading price of the warrants, was $.94 per warrant and the median was $.90 per share. Provided below is the comparable blank check company sample used to evaluate the value of the Company's warrants. Since the $1.00 per warrant price at which the warrants are to be sold in the public offering exceeds both the average and median prices of the warrants for the sample companies below, the Company believes that the price to be paid by Parkwood Holdings Ltd. for the warrants is at least equal to the warrants' anticipated fair market value, and as a result and based on its review of EITF 96-18, which the Company believes does not apply since the equity is issued to founders and not to other than employees for acquiring, or in connection with, selling goods or services, intends not to account for a portion of the value of these warrants as compensatory to Messrs. McMillan and McKay. The warrants to be privately placed with Parkwood Holdings are on the same terms as the warrants which will comprise the units to be sold in this offering, including having an exercise price of $6.00 per warrant except that they cannot be sold or transferred until 90 days after the consummation of a business combination. The Company has added disclosure to page 4 of Amendment No. 1 to clarify this point.

SPAC Warrant Price Analysis

	IPO Date	Issuer	Unit Price at IPO	Separation Date of Common and Warrants	Warrant Closing Price at Separation Date
1	06/01/06	H D Partners Acquisition Corp.	$8.00	08/01/06	$0.65
2	04/25/06	Shanghai Century Acquisition Corp.	8.00	07/26/06	0.77
3	04/11/06	Asia Automotive Acquisition Corp.	8.00	06/13/06	1.45
4	04/05/06	General Finance Corp.	8.00	06/13/06	0.60
5	03/17/06	Echo Healthcare Acquisition Corp.	8.00	06/06/06	0.80
6	03/31/06	Phoenix India Acquisition Corp.	8.00	05/19/06	1.20
7	02/16/06	Global Logistics Acquisition Corp.	8.00	04/21/06	1.00
8	03/22/06	North American Insurance Leaders	8.00	04/03/06	0.76
9	03/03/06	Oracle Healthcare Acquisition Corp.	8.00	03/13/06	1.25
10	12/16/05	Endeavor Acquisition Corp.	8.00	03/07/06	0.96
11	01/24/06	Argyle Security Acquisition Corp.	8.00	03/02/06	1.00
12	12/16/05	Boulder Specialty Brands, Inc.	8.00	01/27/06	0.80
13	10/20/05	Key Hospitality Acquisition Corp.	8.00	01/18/06	0.85
14	10/24/05	Platinum Energy Resources, Inc.	8.00	12/09/05	0.86
15	07/29/05	Healthcare Acquisition Corp.	8.00	10/06/05	1.10
16	06/30/05	Services Acquisition Corp.	8.00	08/16/05	0.93
Average:					$0.94
Median:					$0.90

  In July 2006, when the Company sold the 3,125,000 shares of common stock to TFC Holdings Ltd. and again prior to filing Amendment No. 1, the Company's management undertook an analysis of the value of its common stock based on traditional criteria of value and in accordance with AICPA Practice Aid: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, including such considerations as historical operations, assets and revenues, if any, at such times. Based on these analyses, management determined that the common stock had only nominal value, or no more than its par value of $.01 per share at the date of its issuance on July 12, 2006 and prior to filing Amendment No. 1.

  At the time of the purchase of these shares, the Company had only recently been formed and had no assets, operations or revenues. Unlike an early stage operating company which may be seeking a financing privately or through an initial public offering and which typically has some assets, revenues, strategic relationships, customers, proprietary technology, intellectual property and/or other assets which generally provide value, the Company had no such value and had no assets and nothing with which to create value. All the Company had at that time was a summary from Deutsche Bank Securities Inc. of the proposed terms on which to commence an initial public offering. There wasn't even a signed letter of intent or a filed registration statement at that time. In fact, the value of the Company arguably has declined from the date of organization since the Company has incurred liabilities since formation, including a promissory note and expenses, without obtaining any tangible or intangible assets. Company management also conducted a comparable company analysis of the companies listed below of the price per share of founders' stock issued by other blank check companies formed for the purpose of completing a public offering. This analysis also concluded that the common stock had only nominal value at the date of purchase of the shares and again prior to filing Amendment No. 1. Based on this evaluation, the Company has concluded that the fair market value of the common stock is not in excess of the $.01 per share paid by TFC Holdings Ltd. and accordingly intends not to account for a portion of the value of these shares as compensatory to Messrs. Penteliuk, McMillan and McKay or to Messrs. Hain and Moore, each shareholders of TFC Holdings Ltd. and appointed directors of the Company prior to filing Amendment No. 1.

#	Company	Offering Date	Offering Amt. ($m)	Sponsor initial investment	Sponsor promote shares	Amount paid per share
1	Millennium India Acquisition Company Inc.	07/20/06	$58.0	$25,000	1,812,500	$0.01
2	Energy Infrastructure Acquisition Corp.	07/17/06	202.5	25,000	5,268,849	0.00
3	H D Partners Acquisition Corp	06/01/06	150.0	25,000	4,687,500	0.01
4	Harbor Acquisition Corp	04/27/06	82.8	25,000	2,500,000	0.01
5	Shanghai Century Acquisition Corp.	04/25/06	115.0	25,000	3,125,000	0.01
6	HAPC, Inc.	04/11/06	100.0	0	4,166,667	0.00
7	JK Acquisition Corp.	04/11/06	69.0	31,250	2,958,333	0.01
8	North American Insurance Leaders	03/22/06	115.0	25,000	3,125,000	0.01
Average						$0.01

Comment

4.
Please confirm that the underwriters' firm commitment obligation may not be cancelled if (a) Parkwood elects not to purchase the 625,000 units or (b) TFC Holdings elects not to purchase 2,000,000 warrants.

Response

  The underwriters and the Company intend that the offering be commenced on a firm commitment basis. However, there is no obligation for the underwriters to purchase the units until the underwriting agreement is signed on the date of effectiveness of the registration statement. Once the underwriting agreement is signed and there is a firm commitment by the underwriters, the purchase by Parkwood Holdings of 4,000,000 warrants is a closing condition to the closing of the offering. This deliverable, as well as the other deliverables listed in the underwriting agreement, must be completed prior to closing or waived by the underwriters in order for the underwriter to be obligated to close the offering. As to the Staff's comment regarding the sale of 625,000 units to Parkwood, the Company has determined not to sell such units to Parkwood in the offering.

Comment

5.
There is a significant amount of duplicative disclosure in your prospectus. We note by way of example only that much of the disclosure in the first full paragraph on page 41 duplicates disclosure in the second paragraph on page 42. Please revise your disclosure to the extent necessary to eliminate duplication.

Response

  The Company has revised pages 45, 46 and 57-59 of Amendment No. 1 to eliminate duplication in response to the Staff's comment.

Comment

6.
Refer to Article FIFTH (A) of your form of amended and restated articles of incorporation, filed as Exhibit 3.1. We note that the board must deposit into escrow "the amount of the net proceeds received by the Corporation in the IPO specified in the Corporation's registration statement." Please add disclosure to your summary and risk factors discussing the fact that you may change the definition of "net proceeds" prior to the effective date merely by changing the disclosure in the registration statement. In addition, please be aware of your obligations to inform potential investors of any material changes that occur after the distribution of your preliminary prospectus, but prior to distribution of a final prospectus and confirmation of orders.

Response

  The Company has added disclosure to pages 8 and 20 of Amendment No. 1 in response to the Staff's comment. The Company acknowledges its obligation to inform potential investors of any material changes that occur after distribution of the preliminary prospectus, but prior to distribution of a final prospectus and confirmation of orders.

Comment

7.
Please revise to disclose how you will value a proposed acquisition. For example, please disclose whether your governing documents would permit you to value a proposed acquisition at the required 80% value by infusing the acquisition target with your own capital immediately before or after the acquisition such that it reached the 80% level.

Response

  Reference is made to the disclosure on page 60 regarding the method of valuing a proposed acquisition. In addition, the Company has revised Amendment No. 1 on page 60 in response to the Staff's comment.

Registration Statement Cover Page

Comment

8.
We note your intent to register an indeterminate number of additional securities to cover issuances in connection with the anti-dilution provisions contained in the warrants that you are registering. Please file a copy of the warrant with your next amendment or provide us with a copy so that we may review the anti-dilution provisions. We may comment further.

Response

  The Company intends to file its form of Warrant Agreement as an exhibit to the Registration Statement with the Company's next amendment to the Registration Statement. The Company will provide a draft of the form of Warrant Agreement to the Staff for its review as soon as reasonably practicable.

Prospectus Cover Page

Comment

9.
Please revise here and throughout to characterize the warrants as "callable," the price at which they are callable, and to substitute for the heading "Redemption" the description "Callable" to reflect that investors do not have the right to redeem but rather that you have the right to call the warrants under certain circumstances at a price of $.01 per warrant.

Response

  The Company has revised Amendment No. 1 throughout in response to the Staff's comment.

Comment

10.
Refer to your statement in the fifth paragraph on the cover page that you anticipate that the units, common stock and warrants will trade on the American Stock Exchange promptly after the effective date of the prospectus. Since it does not appear that you have applied yet for a listing on the American Stock Exchange, it is not appropriate to create the impression that you will trade on that exchange. See the introductory note to Item 202 of Regulation S-K. Please revise or advise.

Response

  The Company has applied for listing its units, common stock and warrants with the American Stock Exchange. The Company has revised the cover page of Amendment No. 1 to include these symbols.

Comment

11.
We note the statement on the cover page that Deutsche Bank "expects to deliver our securities to investors in the offering on or about                        , 2006." All information that is not key to an investment decision should be moved off the cover page and your cover page should be limited to one page. For example, the final paragraph related to your escrow provisions should be limited to a summary of the essential terms of the escrow that are key to an investment decision. Please revise or advise. See our Plain English Handbook available at www.sec.gov.

Response

  The Company has revised the cover page in response to the Staff's comment to limit it to one page. However, since a registrant must identify the nature of the underwriting arrangements for an offering on the cover page of its prospectus pursuant to Item 501(b) of Regulation S-K, the Company has retained the statement that Deutsche Bank "expects to deliver our securities to investors in the offering on or about                        , 2006". The Company believes that to describe adequately the underwriting arrangements, it must state that the offering is being made on a firm commitment basis and indicate when the securities will be delivered. This approach is consistent with Regulation S-K Item 501(b)(8)(iii), which requires a registrant to disclose the date a best efforts minimum/maximum offering will end.

Comment

12.
We note your statement in the final paragraph on the cover page that you will "promptly" distribute the funds in escrow to your public stockholders upon dissolution. In light of your disclosure on pages 7 - 8 and elsewhere throughout the prospectus concerning the process that will be required to dissolve and distribute the escrow, use of the term "promptly" does not seem appropriate in this context. Please revise or advise.

Response

  The Company has revised the final paragraph on the cover page of Amendment No. 1 to delete the word "promptly" in response to the Staff's comment.

Comment

13.
We note your statement that 625,000 units are being offered to Parkwood Holdings Ltd. Please revise to briefly, identify your relationship to Parkwood.

Response

  The Company has revised the cover page of Amendment No. 1 in response to the Staff's comment, however, the Company has determined not to sell the 625,000 units to Parkwood in the offering. Rather, Parkwood has committed to purchase 4,000,000 warrants at $1.00 per warrant in a private placement prior to the offering.

Comment

14.
We note your statement in the first sentence of the last paragraph that you will deposit $100,400,000 of the proceeds of the offering into the trust account and your disclosure on page 6 that $1,000,000 of the proceeds of the offering will not be held in the trust account. Please revise to explain the source of the funds that comprise the $100,400,000, how you have determined the amounts that are attributable to the underwriters' discount, and the amount that is not being included in the trust account.

Response

  The Company has revised the last paragraph of the cover page of Amendment No. 1 to provide additional detail regarding the source of the funds that comprise the $97,400,000. In light of the limited space in the cover page, and the Staff's comment 11 that the cover page be limited to one page, the Company has also added additional disclosure on pages 6–7 to provide further detail about the composition of the $97,400,000 and to address the Staff's comments regarding the determination of the amount in the trust account attributable to the underwriters' discount and the amount that is not being included in the trust account.

Comment

15.
We note your reference to the private placement of warrants in the first sentence of the last paragraph. Since this is the first reference to the private placement, please revise to explain the nature of the private placement, and the percentage of stock to be owned by the private stockholders upon consummation of this offering.

Response

  The Company has revised the first sentence of the last paragraph of the cover page of Amendment No. 1 to address the Staff's comment. Reference is made to the Principal Stockholder table which contains detailed information about the ownership of the Company prior to and following the offering. The Company believes that including in the summary the limited ownership information the Staff has requested does not provide investors all the relevant information they need to fully understand the Company's pre- and post-offering ownership and, as a result, could be potentially misleading. The Company prefers that investors rely on the fulsome disclosure contained in the Principal Stockholder table. Reproducing the entire table in summary would create additional duplicative disclosure.

Summary, page 1

Comment

16.
Please include your internet address if you have one. See Item l01(e)(3) of Regulation S-K.

Response

  When the Company initially filed the Registration Statement it did not have an internet address. However, the Company now has an internet address and has included it on page 2 of Amendment No. 1.

Comment

17.
We note your disclosure in the final paragraph on page 4 that you will not call any warrants for redemption unless a registration statement covering the warrants and underlying stock is in effect. We note further your risk factor disclosure in the first paragraph on page 28 that the warrants may not be exercisable into shares of common stock if a registration statement covering the warrant exercise is not in effect at the time. However, it would appear that the warrants which are privately placed with TFC Holdings would continue to be exercisable into restricted securities despite the fact that the public shareholders are unable to exercise their warrants or have them redeemed. Please add additional disclosure in the summary and risk factor sections addressing the different rights associated with the publicly held warrants as compared to the privately placed warrants. This discussion should highlight the fact that the public warrant holders' warrants could expire worthless if you fail to maintain an effective registration statement covering the underlying stock

Response

  The Company supplementally advises the Staff that the warrants which are to be privately placed with Parkwood Holdings Ltd. will be on the same terms as the warrants comprising the units to be purchased in the offering except that they cannot be sold or transferred until 90 days after the consummation of a business combination. Accordingly, the privately placed warrants will not be exercisable unless a registration statement covering the public warrants is in effect at the time. The Company has revised pages 4 and 31 of Amendment No. 1 to clarify this point. The Company also calls the Staff's attention to the second risk factor beginning on page 31 and continuing onto page 32 which contains the following sentence:

    "If the prospectus relating to the common stock issuable upon exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless."

18.
We note your statement in the penultimate paragraph on page 2 that "none of our officers, directors or initial investors will receive any compensation from us prior to the consummation of our initial business combination" (emphasis added). Please revise your summary to discuss all benefits to affiliates in connection with the offering or consummation of a business combination, including any future fees payable to affiliates, whether before or after the consummation of a business combination.

Response

  The Company has revised page 13 of Amendment No. 1 in response to the Staff's comment.

Comment

19.
We note your disclosure in the second full paragraph on page 41 that you are not required to use the escrowed funds to pay the purchase price of a business combination; rather you must consummate a business combination with a value equal to 80% of the assets in escrow. In this connection we note your disclosure here and on page 48 that "to the extent that our capital stock or debt is used in whole or in part as consideration to consummate a business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business, make other acquisitions and pursue our growth strategies." Please revise the summary and summary risk factors to highlight this disclosure and to discuss any limitations on the incurrence of debt or issuance of stock for this purpose. Further please disclose that once released from escrow, the cash available could be also be used as working capital to pay officer and director salaries, make change of control payments, pay fees to affiliates, etc.

Response

  The Company has revised pages 14 and 51 of Amendment No. 1 in response to the Staff's comment.

Comment

20.
Please revise to include a summary of conflicts of interest.

Response

  The Company has revised pages 13 and 79-81 of Amendment No. 1 in response to the Staff's comment.

Our Business, page 1

Comment

21.
Please revise your disclosure in the final carry-over paragraph on page 1 and the first paragraph on page 2 to clarify that the results of the prior businesses of Messrs. McKay and McMillan and the business of Genuity Financial Group arc not necessarily indicative of your future performance or results.

Response

  The Company has revised pages 2 and 56 of Amendment No. 1 in response to the Staff's comment.

Comment

22.
We note your statement that you "believe our relationship with GFG will assist us in sourcing potential acquisition targets." Please revise to disclose the nature of the relationship between your director Mr. Penteliuk and GFG, and whether you have any agreements with GFG regarding sourcing acquisition targets.

Response

  With respect to the Staff's comment regarding the Company's relationship with GFG, the Company has determined that GFG will not be an initial investor in the Company.

Comment

23.
Please revise your summary and business section to indicate your company's policy, if any, with respect to entering into a business combination in which an affiliate of yours has an interest. We note in this regard, your disclosure on page 7 that you "will not enter into a business combination with any of our private stockholders, officers or directors, or any of their affiliates." Please expand this discussion to address any transaction in which an affiliate of yours might have an interest, or an agreement to provide advisory or other services or to receive other benefits.

Response

  The Company has added disclosure to pages 9 and 13 of Amendment No. 1 and directs the Staff to the disclosure on page 79-81.

The Offering, page 3

Comment

24.
Please revise your disclosure under the heading "number of warrants outstanding before this offering and the private placement" to include the information from the footnote under this heading and to disclose your relationship with TFC Holdings. In this connection, as this is the first reference to the "private placement" in the summary and the first reference to your "private stockholders" appears on page 6, please revise to include a separate heading for "private stockholders" to disclose the identity of the private stockholders, the percentage of stock to be owned by the private stockholders upon consummation of this offering, the date of issuance and the price per share paid.

Response

  The Company has revised page 4 of Amendment No. 1 in response to the Staff's comment. Reference is made to the Principal Stockholder table which contains detailed information about the ownership of the Company prior to and following the offering. The Company believes that including in the summary the limited ownership information the Staff has requested does not provide investors all the relevant information they need to fully understand the Company's pre- and post-offering ownership and, as a result, could be potentially misleading. The Company prefers that investors rely on the fulsome disclosure contained in the Principal Stockholder table. Reproducing the entire table in summary would create additional duplicative disclosure.

Comment

25.
Please revise your disclosure about the exercise price of the warrants on page 4 to summarize the conditions upon which such price is subject to adjustment.

Response

  The Company has revised page 4 of Amendment No. 1 in response to the Staff's comment.

Comment

26.
Please revise your heading on page 5 to reflect that the warrants are "callable" by you rather than redeemable at the option of the holder and revise your disclosure under the heading "Redemption" to clarify whether the warrants being purchased by TFC Holdings Ltd. will also be callable.

Response

  The Company has revised page 5 of Amendment No. 1 in response to the Staff's comment.

Comment

27.
Please identify, in the first paragraph on page 6, the source of the funds you will use to pay the costs of liquidation and dissolution, in such an eventuality.

Response

  The Company has revised page 7 of Amendment No. 1 in response to the Staff's comment.

Comment

28.
We note your disclosure in the final carry-over paragraph on page 5 and elsewhere throughout the prospectus that Messrs. McMillan and McKay have agreed to lend funds to you in the event that expenses exceed $1,000,000. We note further your disclosure in the first full paragraph on page 9 that Messrs. McMillan and McKay have agreed to pay the costs associated with your liquidation to the extent that they exceed your available assets outside the trust account. Please disclose whether you have a binding commitment from Messrs. McMillan and McKay to provide such funds and if so, summarize the terms of the loans to be provided by these individuals here and on page 79 in connection with related party transactions, If no such agreement exists, please revise to disclose that if Messrs. McMillan and McKay are unwilling or unable to provide such funds, the amount in the trust that would be available to the public stockholders will be reduced. Finally, please file any such agreements as exhibits to your registration statement.

Response

  The Company has revised pages 7, 11, 12, 44, 45, 51 and 64 to clarify that, prior to consummation of the offering, Messrs. McMillan and McKay and Fairway Asset Management each will have entered into binding letter agreements to pay expenses of the Company to the extent they exceed $1,000,000, such amounts to be reimbursed by the Company upon consummation of an initial business combination, and to pay the costs associated with liquidation and distribution to the extent they exceed assets outside the trust account. The Staff is supplementally advised that these agreements do not contain particular loan provisions, rather they contain an obligation to the pay the expenses on the Company's behalf, should they arise. The Company has revised the disclosure on page 7 and throughout Amendment No. 1 to clarify this point. The letter agreements between the Company and each of Messrs. McMillan and McKay and Fairway Asset Management each will be filed as exhibits to the Company's Registration Statement with its next amendment.

Comment

29.
We note your disclosure in the final carry-over paragraph on page 6 that you will proceed with a business combination only if, among other things, public stockholders owning less than 20% of the shares sold in the offering exercise their conversion rights. Please revise to explain that the 20% threshold could be lowered by a vote of 95% of the outstanding stock after the offering is effective and prior to the vote regarding the initial business combination.

Response

  The Company has revised pages 8 and 9 of Amendment No. 1 in response to the Staff's comment.

Comment

30.
We note your discussion of your intent to conduct your business so as to avoid being characterized as an Investment Company under the Investment Company Act of 1940 in the first risk factor on page 26. In light of your intent to enter into a business combination with a company in the financial services sector, please expand your discussion to address the impact that the Investment Company Act may have on your business after you have entered into a business combination. We note in this regard your disclosure in the bullet points on page 52 that your target acquisition might include hedge funds or funds of funds, or companies that "buy, manage and sell real estate properties on behalf of separate account clients and commingled investment pools."

Response

  The Staff is supplementally advised that, although the Company's target acquisition might include a hedge fund or a fund of funds, or a company that "buys, manages and sells real estate properties on behalf of separate account clients and commingled investment pools", the Company intends to acquire a controlling interest in such an entity which will not be a security for purposes of the Investment Company Act of 1940 (for example, a general partner interest in a partnership). The Company also might acquire an investment adviser to a hedge fund, fund of funds or a real estate asset manager. In none of these cases will the target company fall within the definition of an investment company under Section 3(a)(1) of the Investment Company Act. If the Company were to acquire an adviser to an investment company, then the Investment Company Act would impact the relationship between the adviser and the investment company. For example, under Section 15 of the Investment Company Act, the advisory contract between the adviser and the investment company would be subject to approval of a majority of the investment company's shareholders.

Comment

31.
Please revise your discussion under "conversion rights" to clarify the maximum amount of shares that may be converted and the dollar amount that will be paid out of the trust account if the maximum amount is converted.

Response

  The Company has revised page 10 of Amendment No. 1 in response to the Staff's comment.

Risks, page 11

Comment

32.
Please revise your second summary risk factor to disclose that your auditor has expressed its opinion that there is substantial doubt concerning your ability to continue as a going concern.

Response

  The Company has revised page 14 of Amendment No. 1 in response to the Staff's comment.

Summary Financial Data, page 12

Comment

33.
Revise the fourth sentence of the third paragraph on page 12 of to clarify that your private stockholders are only required to vote the shares owned by them prior to the offering in accordance with the vote of the majority of the public stockholders.

Response

  The Company has revised pages 15 and 16 of Amendment No. 1 in response to the Staff's comment.

Comment

34.
Please revise the final carry-over paragraph on page 13 to quantify the amount by which the trust account would be reduced if 19.99% of shares are converted to cash.

Response

  The Company has revised page 16 of Amendment No. 1 in response to the Staff's comment.

Risk Factors, page 14

Comment

35.
Please include a risk factor discussing the fact that if you do not buy an operating company, investors' funds will be tied up in escrow for as long as two years.

Response

  The Company has revised page 18 of Amendment No. 1 in response to the Staff's comment.

Comment

36.
Please include a risk factor discussing the conflict with existing investors regarding their interest in timely completing a business combination and securing the release of their stock from escrow.

Response

  The Company has revised page 24 of Amendment No. 1 in response to the Staff's comment.

Comment

37.
Please include a separate risk factor explaining that the board is not required to obtain an independent third party appraisal in connection with determining the fair market value of an acquisition, even if the target is an affiliate or a company in which an affiliate has an interest.

Response

  Reference is made to the Company's amended and restated certificate of incorporation to be effective prior to consummation of this offering, and pursuant to which the Company's board of directors is not required to obtain an opinion from an unaffiliated third party that either the target acquisition selected has a fair market value in excess of 80% of net assets (excluding the amount held in the trust representing a portion of the underwriters' discount) or that the price to be paid is fair to stockholders unless either (i) the board of directors is not able to independently determine that the target acquisition has a sufficient fair market value, or (ii) a conflict of interest exists with respect to the transaction. The Company has revised the disclosure on pages 30 and 31 of Amendment No. 1 to clarify this point.

Comment

If we are forced to dissolve and liquidate before a business combination and distribute the trust account, our public stockholders will receive less than $8.00 per share and our warrants will expire worthless, page 14

38.
Please quantify the dollar value represented by 80% of your net assets that you will use for purposes of determining whether a target acquisition has sufficient value.

Response

  The Company has revised the disclosure on page 17 of Amendment No. 1 in response to the Staff's comment.

Comment

If we do not timely consummate a business combination we will be required to dissolve, but such dissolution requires the approval of holders of a majority of our outstanding stock in accordance with Delaware law. Without this stockholder approval we will not be able to dissolve and liquidate and we will not distribute funds from our trust account to holders of our common stock sold in this offering, page 15

39.
Please expand your discussion in the final paragraph under this risk factor heading to address what you expect your ongoing expenses to be in the event that you are unable to obtain shareholder approval for dissolution.

Response

  The Company has revised the disclosure on page 19 of Amendment No. 1 in response to the Staff's comment.

Comment

If the proceeds to us from the offering not held in trust are insufficient to allow us to operate for at least the next 24 months, we may not be able to consummate a business combination, page 16

If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by stockholders will be less than the approximately $7.65 per share held in trust, page 17

40.
Please delete the final sentence under each of these risk factor headings as it tends to mitigate the risk presented.

Response

  The Company has revised the disclosure on pages 19 and 21 of Amendment No. 1 in response to the Staff's comment.

Comment

Because of our limited resources and the significant competition for business combination opportunities we may not be able to consummate a business combination during the prescribed time period, page 23

41.
Please discuss whether any of the other blank check companies have a business plan similar to yours related to the financial services industry.

Response

  The Company has revised the disclosure on page 26 of Amendment No. 1 in response to the Staff's comment.

Comment

Our private stockholders, including our directors and officers control a substantial interest in us and thus may influence certain actions requiring a stockholder vote, page 24

42.
We note that your disclosure under this risk factor heading focuses on the vote required in connection with a business combination rather than the actions upon which such private shareholders may assert their influence. Please revise to provide a separate risk factor that discusses the matters upon which the private stockholders may have substantial influence and revise this heading to reflect the risk discussed under the current heading that additional shares purchased by the current private stockholders may be voted on a business combination without limitation.

Response

  The Company has revised the heading of the risk factor on page 27 of Amendment No. 1 and added a separate risk factor on page 27 in response to the Staff's comment.

Comment

In the event that our securities are listed on the American Stock Exchange, the American Stock Exchange may delist our securities from trading on its exchange which could limit investors' ability to effect transactions in our securities and subject us to additional trading restrictions, page 27

43.
Please revise the bullet points under this risk factor heading as follows:

•
Explain why the risk in the fifth bullet point only exists "in certain states;" and

•
Explain why, in the final bullet point, your delisting will cause restrictions on the nature of your investments

Response

  The Company has revised the bullet points on page 31 of Amendment No. 1 in response to the Staff's comment.

Comment

Our obligations under laws, regulations and standards relating to corporate governance and public disclosure including the Sarbanes-Oxley Act of 2002 and related regulations, may increase our cost of completing a business combination, page 28

44.
This risk appears to be generic to all public companies. Please revise to disclose how the risk pertains especially to your business or delete.

Response

  The Company has deleted this risk factor from Amendment No. 1 in response to the Staff's comment.

Comment

We may be subject to taxation in Canada, page 29

45.
Please revise the heading to disclose the risk presented.

Response

  The Company has revised page 32 of Amendment No. 1 in response to the Staff's comment.

Use of Proceeds, page 39

Comment

46.
Please tell us the factors you considered in determining to value this offering at $100,000,000. What factors did you consider when determining that you might need $100,400,000 in the trust account to effect the business combination contemplated by the registration statement?

Response

  The Staff is supplementally advised that, although the Company has no specific target acquisition identified for a specific business combination, the Company believes, based on the experience of its management in the financial services industry, that there should be opportunities to effect a business combination within a range of values that an offering of $100 million and proceeds in the trust account of $97 million would support.

Comment

47.
Your chart does not appear to make provision for the note payable to Parkwood Holdings Ltd., as described in Note 5 on page F-11 of your financial statements. Please revise or advise. In addition, it is not clear from your disclosure how the ongoing trustee's fees, described in footnote (1) on page II-1 will be paid. Please expand your disclosure to explain whether trustee fees will reduce the amount in trust or will be paid from the amounts not held in trust.

Response

  The Company has revised the Use of Proceeds chart on page 43 in response to the Staff's comment. The Staff is supplementally advised that trustees' fees will be paid from working capital and not from the amounts held in the trust account.

Dilution, page 44

Comment

48.
Footnote 1 to the table on page 44 states that the 12,500,000 shares being offered to new public investors includes the 625,000 units being offered to Parkwood Holdings. This appears to contradict your disclosure elsewhere in the document, including your summary of the offering on page 3. Please revise as necessary.

Response

  As previously stated herein, the Company has determined not to sell the 625,000 units to Parkwood Holdings Ltd. in the offering. The Company has revised page 47 of Amendment No. 1 accordingly.

Comment

49.
Please clarify, in the first chart on page 44, whether the figures assume the exercise of any warrants.

Response

  The Company has revised the introductory language to the first chart on page 47 of Amendment No. 1 in response to the Staff's comment.

Comment

Capitalization, page 46

50.
Given that the offer and sale of the warrants and the securities underlying the warrants (including the sale of the Underwriter purchase option, "UPO") are included in the "units" being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants and the UPO upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants and UPO as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants and UPO. We note that it appears you are currently assuming that the warrants and UPO will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

  Considering the comment above, please revise to file the warrant, registration rights, Underwriter purchase option and related agreements as applicable as Exhibits.

Response

  The Company will file the form of Warrant Agreement, Registration Rights Agreement and underwriter Unit Purchase Option, and related agreements with the Company's next amendment to the Registration Statement and will provide draft copies of these documents to the Staff as soon as practicable

  In addition, the Staff is supplementally advised as follows with respect to the Company's proposed accounting treatment of its warrants and the unit purchase option:

  Public Warrants

  Upon completion of the proposed offering, the Company's warrant holders who purchased units in the proposed public offering may exercise their warrants (the "Public Warrants") only for shares of the Company's common stock. Pursuant to the Warrant Agreement, the holders of the Public Warrants are entitled to exercise the Public Warrants if, and only if, the following conditions have been met: (i) the date of exercise is after the later to occur of (a) the consummation of a business combination and (b) one year from the effective date of the Company's registration statement; and (ii) the Company has an effective registration statement under the Securities Act of 1933 (the "Act") with respect to the common stock underlying the Public Warrants (the "Underlying Common Stock"). The Public Warrants and the shares of common stock issuable upon exercise of the Public Warrants will be registered at the time of effectiveness of the registration statement relating to the proposed public offering. While there are no further registration requirements for the Public Warrants or the shares issuable upon exercise of the Public Warrants, the Company will use its best efforts to maintain the effectiveness of the Registration Statement.

  In this regard, pursuant to the Warrant Agreement, the Company is only required to use its best efforts to maintain the effectiveness of the Registration Statement. If a registration statement covering the shares issuable upon exercise of the Public Warrants is not effective at the time of exercise of the Public Warrants, pursuant to the Warrant Agreement, the Company is not obligated to deliver any securities until such time as such registration statement is effective. The inability of a holder to exercise its Public Warrants because there is no effective registration statement covering the Underlying Common Stock is not nonperformance by the Company under the Warrant Agreement, but rather a function of the agreement entered into by the holder and the Company. In such event, the Company will continue to use its best efforts to cause the Underlying Common Stock to become registered. There are no contractual penalties for failure to deliver shares. The Company will have performed as long as it has used its best efforts to keep the registration statement effective.

  The assumption in paragraph 14 of EITF 00-19 that a contract that requires settlement in registered shares automatically requires net-cash settlement does not apply to our situation. That conclusion in EITF 00-19 is based on an assumption that the events or actions necessary to deliver registered shares are not controlled by a company. This assumption is not applicable to the Company's situation because the only actions required to be taken by the Company under the Warrant Agreement are (i) to use its best efforts to maintain the effectiveness of the initial registration statement or (ii) to use its best efforts to file a new registration statement and use its best efforts to cause such registration statement to be declared effective. The use of best efforts is something that the Company can control. If, however, the Company uses its best efforts and there is a time when the Public Warrants would be exercisable but the registration statement is not effective, as noted above, the Company has no obligation to settle the contract.

  According to paragraph 17 of EITF 00-19, net-cash settlement is assumed if a company is unable to deliver registered shares because it is unlikely that nonperformance would be an acceptable alternative. In the Company's case, the Warrant Agreement does not permit the holder to exercise a Public Warrant unless there is an effective registration statement covering the Underlying Common Stock and specifically states that the Company has no obligation to settle the Public Warrant exercise in securities or cash and is not in default for not doing so. Thus, by its terms, the Warrant Agreement provides that the Company will have satisfied its obligations and will have no liability as long as it uses its best efforts to keep the registration statement effective, something that is within its control.

  In addition, the other criteria in paragraphs 12-33 of EITF 00-19 are either not applicable or the Company has evaluated such paragraphs and has determined that the provisions of the Public Warrants satisfy the requirements. Accordingly, the Company intends to classify the Public Warrants that are included in the units being registered as permanent equity.

  Private Warrants

  In the private placement of 4,000,000 warrants to occur immediately prior to the date of the prospectus, the Company will sell and issue warrants (the "Private Warrants") to Parkwood Holdings Ltd. The Private Warrants are identical to the Public warrants, except that they cannot be sold or transferred until 90 days after the consummation of a Business Combination. Accordingly, for the reasons discussed with respect to the Public Warrants, the Company intends to classify the Private Warrants as permanent equity.

  UPO Agreement

  Paragraph 11 of SFAS 133 provides guidance to identify those contracts that should not be accounted for as derivative instruments. For an instrument that provides for settlement only in stock of the issuer, SFAS 133 does not change the accounting, provided that the instrument can be classified in stockholders' equity. The UPO is only exercisable in exchange for one share of the Company's Common Stock and one Public Warrant and therefore can only be settled in the Company's equity. Further, as noted above, the Company's Public Warrants will be classified as equity. As one of the SFAS 133 requirements has been satisfied, EITF 00-19 then provides guidance in paragraph 8 and paragraphs 12-33 for determining whether an embedded derivative would be classified in stockholders' equity in accordance with paragraph 11(a) of SFAS 133 if it were freestanding.

  With regards to the registration rights discussed in paragraphs 14-17 of EITF 00-19, the UPO Agreement provides that the registration rights with respect to the UPO and the underlying Public Warrants and shares of common stock contained in the UPO will be the same as those with respect to the Public Warrants contained in the Warrant Agreement discussed above. Specifically, Sections 5.1.1 of the UPO Agreement, relating to registration rights states that the Company is required to use its best efforts either to maintain the effectiveness of the registration statement or to obtain the effectiveness of a subsequent registration statement. As long as the Company uses its best efforts to have an effective registration statement covering the securities underlying the UPO at the time of a proposed exercise thereof, it will have met its obligations and will not be subject to any damages if an effective registration statement is not available. The UPO Agreement also states that the Company will not be required to net cash settle the exercise of the UPO.

  We have evaluated the other criteria in paragraphs 12-33 of EITF 00-19 and either the criteria are not applicable or the Company has evaluated such paragraphs, and the provisions of the UPO satisfy the requirements. Accordingly, the Company intends to classify the UPO as permanent equity.

  The Company has added disclosure to pages 89 - 90 of Amendment No. 1 in response to the Staff's comment.

Comment

51.
We note your disclosure in footnote (1) following the table regarding your intent to conduct certain private placements prior to the consummation of this offering. Please clarify whether the private placement of warrants to certain of your officers and directors and their affiliates is different from the private placement to TFC Holdings Ltd. In addition, please revise the summary and business sections to discuss the private placement of stock to your officers and directors you intend to consummate immediately prior to this offering. This discussion should identify the officers and directors that will be receiving stock and state the purchase price per unit.

Response

  In response to the Staff's comment, the Company has revised the footnote below the table on page 49 of Amendment No. 1 to clarify that the private placement of warrants is the same private placement discussed throughout the Registration Statement of 4,000,000 warrants to Parkwood Holdings Ltd. at a price of $1.00 per warrant. In addition, the Company has revised pages 4 - 5 in response to the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Comment

52.
Please expand your discussion in the third paragraph on page 48 to explain that you are not required to use the funds in the trust to complete an acquisition, despite your intent to do so. In addition, state if true that the board may use the proceeds in the trust for any purpose, as long as the target acquisition has a value of at least 80% of the value of your net assets.

Response

  The Company has revised the disclosure on page 51 of Amendment No. 1 in response to the Staff's comment.

Comment

53.
We note a reference to your "plans to raise capital" in the final carry-over paragraph on page 49. Please expand your disclosure to discuss specific plans to raise capital or state that you have no such plans.

Response

  The Company has revised the disclosure on page 52 of Amendment No. 1 to clarify that the discussion of "plans to raise capital" refers to the plans to consummate an offering pursuant to the Registration Statement. The Company currently does not have any other plans to raise capital.

Proposed Business, page 50

Comment

54.
Describe how you expect to derive revenues. Do you expect to derive revenues primarily from portfolio management fees based upon assets under management, trades executed or some other measure. In this connection, please revise to explain how you would derive revenues from targets in sectors such as mutual fund managers, high net worth managers, institutional equity and fixed income managers, private equity and venture capital managers, and hedge fund managers.

Response

  The Company has revised page 55 of Amendment No. 1 in response to the Staff's comment.

Comment

55.
Disclose whether your charter limits your ability to enter into a business combination with an affiliate or with a business in which an affiliate has a direct or indirect interest.

Response

  The Company has added disclosure to page 58 of Amendment No. 1 in response to the Staff's comment.

Comment

56.
We note your disclosure of global, North American and Canadian investment in mutual fund assets. However, it is not clear how this discussion is relevant to your proposed acquisitions of asset management firms, brokerage firms. Please revise or advise.

Response

  The Staff is supplementally advised that mutual funds represent the largest segment of the general asset management sector, and the Company believes that the trends involving this segment are representative of the trends involving the overall industry sector and therefore this discussion is relevant disclosure to investors.

Comment

57.
The information in your bullet points on page 50 is too vague to be meaningful to an investor and does not explain how such trends would impact your investment in the identified target businesses. Please revise or advise.

Response

  The Company has revised the bullet points on page 53 in response to the Staff's comment.

Comment

58.
Refer to the bullet points at the bottom of page 55 and the top of page 56. Please make revisions as follows:

•
First bullet point—define what you mean by "internal growth prospects;"

•
Third bullet point—explain what a "fragmented industry" is; and

•
Fifth bullet point—describe the "barriers to entry."

Response

  The Company has revised the bullet points on page 59 of Amendment No. 1 in response to the Staff's comments.

Comment

59.
Refer to the first paragraph after the bullet points on page 57. In light of the requirement that your initial acquisition be of a company with a value equal to 80% of the trust account threshold, discuss how you would be able to effectuate a business combination with more than one target business.

Response

  The Staff is supplementally advised that, pursuant to the Company's amended and restated certificate of incorporation which will be effective before consummation of the offering, a "Business Combination" may include an acquisition of a business or businesses with a fair market value having, collectively, at least 80% of the Company's net assets (excluding, for this purpose, the portion of the trust account representing the underwriters' deferred discount), provided that any acquisitions of multiple operating businesses shall occur contemporaneously with one another. Accordingly, the language on page 59 of Amendment No. 1 and elsewhere in the Registration Statement refers to simultaneous acquisitions of multiple businesses with an aggregate fair market value meeting the 80% threshold.

Comment

60.
We note your disclosure in the first full paragraph on page 58 that your private shareholders "will have agreed" prior to the consummation of this offering, to vote all of their shares with the public shareholders in connection with the initial acquisition. Until such time as you have obtained these agreements and filed them as part of your registration statement, amend your disclosure throughout to indicate that you do not yet have such agreements but hope to obtain them prior to completion of the offering.

Response

  The Company is in the process of drafting and reviewing the various agreements setting forth these and other requirements of the Company's officers, directors and shareholders. The consummation of this offering is subject to, among other things, the execution of these agreements. In addition, although the documents have not been finalized and executed, the officers, directors and shareholders have already agreed to the basic business terms set forth in the Registration Statement. Accordingly, the Company is confident that these agreements will be obtained and has revised Amendment No. 1 throughout to indicate that the agreements will be obtained prior to consummation of this offering.

Comment

61.
We are unable to locate the section to which your disclosure cross-references in the last sentence of the first full paragraph on page 60. Please revise or advise.

Response

  The Company has revised the cross reference on page 64 of Amendment No. 1 in response to the Staff's comment.

Comment

62.
Refer to the discussion of your amended and restated certificate of incorporation on page 61. Please disclose when you expect to file this document with the Delaware Secretary of State. Please revise your disclosure to reflect the fact that your amended and restated certificate of incorporation allows amendment of the summarized provisions with approval of 95% of the outstanding voting stock. Please revise the paragraph following the bullet points on page 62 to clarify that the board is not prohibited by Delaware law from taking action to amend the provisions discussed.

Response

  The Company has revised pages 65 - 66 of Amendment No. 1 in response to the Staff's comment.

Comment

63.
Please revise your disclosure in the first full paragraph on page 62 to clarify that (1) you and the underwriters may amend the underwriting agreement to remove such prohibition on amending the articles and (2) no provision of Delaware law prohibits amendment to the provisions described.

Response

  The Company has revised page 65 of Amendment No. 1 in response to the Staff's comment.

Comparison to Offerings of Blank Check Companies, page 68

Comment

64.
Refer to the right hand column related to escrow of offering proceeds on page 68. We are unable to recalculate the $88,200,000 amount you have disclosed as the amount that would be escrowed pursuant to Rule 419. Please provide us with the calculation you used to determine this number, based upon the requirements of Rule 419.

Response

  The Company supplementally advises the Staff that the calculation of the figure on page 72 was calculated pursuant to Rule 419 and was determined as follows:

  Offering Proceeds: $100,000,000

  Underwriting Commission/Expenses: $7,000,000

  Difference: $93,000,000

  $93,000,000 - (10% of $93,000,000) = $83,700,000

Comment

65.
Please amend your disclosure in the left hand column, second paragraph, on page 70 to clarify that not more than 20% of your public shareholders will be entitled to convert their shares.

Response

  The Company has revised the disclosure on page 74 of Amendment No. 1 in response to the Staff's comment.

Management, page 72

Director Independence, page 73

Comment

66.
We note your disclosure in the third full paragraph on page 73 that you "intend" your board to comply with the American Stock Exchange independence requirements. Please specify a date by which you expect to be in compliance. In this connection, please specify how large your board may be pursuant to your charter and indicate how many directors you intend to have following the offering.

Response

  The Company has revised the disclosure on pages 77 - 78 of Amendment No. 1 in response to the Staff's comment.

Independence of Financial Experts on Audit Committee, page 73

Comment

67.
Please identify any individuals on your audit committee who are "independent" and clarify whether your audit committee currently meets the referenced independence requirements.

Response

  The Company has revised the disclosure on page 78 of Amendment No. 1 in response to the Staff's comment.

Conflicts of Interest, page 74

Comment

68.
Refer to the second paragraph on page 76. Please disclose the names of any entities to which your management has pre-existing fiduciary obligations which might have priority over an obligation to the company.

Response

  The Company has revised the disclosure on page 79 of Amendment No. 1.

Comment

69.
We note the statement that "Where is no limit on the amount of. out-of-pocket expenses reimbursable" by you. Please discuss this statement in second paragraph on page 42, in your use of proceeds section.

Response

  The Company has revised the disclosure on page 46 of Amendment No. 1 in response to the Staff's comment.

Principal Stockholders, page 77

Comment

70.
Refer to footnote (3) on page 77. Please explain why you have not attributed all of the shares owned by TFC Holdings Ltd to each party shown.

Response

  The Company has revised the table on page 82 of Amendment No. 1 in response to the Staff's comment.

Certain Relationships and Related Party Transactions, page 79

Comment

71.
Please include disclosure regarding the note payable by you to Parkwood Holdings Ltd., as described Note 5 on page F-11 of your financial statements.

Response

  The Company has revised the disclosure on page 84 of Amendment No. 1 in response to the Staff's comment.

Comment

72.
Please revise to disclose the location and amount of the office space provided as part of the $7,500 monthly fee.

Response

  The Company has revised the disclosure on page 84 of Amendment No. 1 in response to the Staff's comment.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-4

Comment

73.
Please include the private placements of common stock referred to in footnote (1) on page 46 and include the identity of the officers, directors and related parties, the date(s) of issuance and the price paid per share.

Response

  The Staff is supplementally advised that footnote (1) on page 49 refers to the private placement of 4,000,000 warrants to TFC Holdings Ltd. which private placement will be effected prior to consummation of this offering. Reference is made to subsection (b) of Item 15 on page II-4 of the Registration Statement and Amendment No. 1.

Exhibits

Comment

74.
Several items required by Item 601 of Regulation S-K have not been listed in your Exhibit index, nor have they been filed as Exhibits to your registration statement, including, by way of example only:

•
Form of underwriting agreement between you and Deutsche Bank;

•
Opinion of counsel regarding the legality of the shares;

•
All documents specifying rights of security holders, such as the warrant; and

•
All material agreements, such as your contracts with Parkwood Holdings Ltd. governing the $7,500 per month you will pay for administrative services and setting forth the terms of Parkwood's loan to you in the amount of $68,750.

  Please amend your exhibit index so that it lists all of the exhibits you intend to file, whether they have been currently filed or not. In addition, please file all required exhibits as promptly as possible. If you are not in a position to file your form of underwriting agreement and legal opinion with the next amendment, please provide a draft copies for us to review.

Response

  The Company has revised the exhibit index to list all of the exhibits that it currently intends to file and intends to file all such exhibits, including the form of underwriting agreement by amendment as soon as possible. The Company will provide draft copies of the form of Underwriting Agreement, Unit Purchase Option, Registration Rights Agreement and Warrant to the Staff for its review as soon as practicable.

  * * *

        Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (416) 601-2422. Thank you.

Sincerely,
/s/ ANDREW A. MCKAY Andrew A. McKay
cc:
Amanda McManus
Gordon A. McMillan
Robert Penteliuk
Charles Protell
Floyd I. Wittlin
Kevin M. Barry
Laurie A. Cerveny
Margaret C. McNee
Gregg Noel
Nicholas Galli
Andrew Waud